Filed by Delek US Holdings, Inc.

Commission File No.: 001-38142

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Alon USA Partners, LP

Commission File No.: 001-35742

The following are excerpts from an earnings call held by Delek US Holdings, Inc. on November 9, 2017

Ezra Uzi Yemin - Chairman, President & CEO

“I’m pleased that we reached an agreement to acquire the remaining 18.4% of ALDW units that DK does not already own in an all equity transaction. The exchange ratio is 0.49 shares for each ALDW unit. This transaction is subject to customary closing conditions and is expected to close in the first quarter of 2018 and does not require approval from the DK shareholders. This was one of our strategic initiatives following the purchase of ALJ. It should simplify our corporate structure, eliminate public company cost and allow us to allocate the ALDW distribution to higher capital investment in the company. Also, we should be able to more efficiently capture cost of capital synergies and all of the value of logistic assets through future potential growth into DK. I want to thank the employees of Delek U.S. and the conflicts committee of ALDW for their hard work during this process.”

Analyst Question

“First, congratulations on ALDW. My question is on consideration. I was wondering if you could offer any thoughts on the use of equity versus cash. I’m wondering if there were any tax considerations to navigate given the MLP structure?”

Ezra Uzi Yemin - Chairman, President & CEO

“That’s a great question. I’ll be very brief about it because honestly we can’t talk about ALDW much. I’ll just say, the idea was to allow ALDW to participate in the upside with DK similar to what happened with ALJ. With ALJ, if you remember, we offered a price and then since and then the shareholders of DK enjoy a big portion of the performance of the combined company and the idea behind ALDW was the same.”

Analyst Response

“Anything you could offer on the tax consideration?”

Kevin L. Kremke - CFO & Executive VP

“Yes. The tax is negligible in the transaction. By virtue of this transaction current ALDW unitholders get to participate in passive activity losses that they received historically, that they otherwise would not have a chance to utilize. So the total tax impact was negligible.”

Safe Harbor Provisions Regarding Forward-Looking Statements

This communication contains forward-looking statements that are based upon current expectations and involve a number of risks and uncertainties. Statements concerning current estimates, expectations and projections about future results, performance, prospects, opportunities, plans, actions and events and other statements, concerns, or matters that are not historical facts are “forward-looking statements,” as that term is defined under the federal securities laws. These forward-looking statements include, but are not limited to, statements regarding the proposed merger with Alon USA Partners, LP (“Alon Partners”) including the timing, closing and success thereof; the ability of Delek US Holdings, Inc. (“Delek US”) to simplify its corporate structure, reduce costs, reallocate cash flow, capture synergies including relating to costs of capital, refinance debt, increased daily trading volume; future dropdowns and the success thereof; continued safe and reliable operations; integration and transition plans, synergies, opportunities, anticipated future performance and financial position, and other factors.

Investors are cautioned that the following important factors, among others, may affect these forward-looking statements. These factors include but are not limited to: risks and uncertainties related to the expected timing and likelihood of completion of the proposed merger, including the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Delek US’ common stock or Alon Partners’ common units, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Delek US and Alon Partners to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, uncertainty related to timing and amount of future share repurchases and dividend payments, risks and uncertainties with respect to the quantities and costs of crude oil we are able to obtain and the price of the refined petroleum products we ultimately sell; gains and losses from derivative instruments; management’s ability to execute its strategy of growth through acquisitions and the transactional risks associated with acquisitions and dispositions; acquired assets may suffer a diminishment in fair value as a result of which we may need to record a write-down or impairment in carrying value of the asset; changes in the scope, costs, and/or timing of capital and maintenance projects; operating hazards inherent in transporting, storing and processing crude oil and intermediate and finished petroleum products; our competitive position and the effects of competition; the projected growth of the industries in which we operate; general economic and business conditions affecting the southern United States; and other risks contained in Delek US’ and Alon Partners’ filings with the United States Securities and Exchange Commission.

Forward-looking statements should not be read as a guarantee of future performance or results and will not be accurate indications of the times at or by which such performance or results will be achieved. Forward-looking information is based on information available at the time and/or management’s good faith belief with respect to future events, and is subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements. Delek US undertakes no obligation to update or revise any such forward-looking statements, except as required by applicable law or regulation.

No Offer or Solicitation

This communication relates to a proposed business combination between Delek US and Alon Partners. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed acquisition transaction, a registration statement on Form S-4 will be filed with the SEC that will include a consent statement of Alon Partners. Delek US and Alon Partners also plan to file other relevant materials with the SEC. UNITHOLDERS OF ALON PARTNERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE CONSENT STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final consent statement/prospectus will be mailed to unitholders of Alon Partners. Investors and security holders will be able to obtain the documents, and any other documents that Delek US has filed with the SEC, free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Delek US or Alon Partners will be available free of charge by (1) for Delek US filings, accessing Delek US’ website at www.delekus.com under the “Investor Relations” link and then under the heading “SEC Filings”; (2) for Alon Partners filings, accessing Alon Partners’ website at www.alonpartners.com under the heading “SEC Filings”; (3) writing Delek US at 7102 Commerce Way, Brentwood, TN 37027, Attention: Investor Relations; or (4) writing Alon Partners at 7102 Commerce Way, Brentwood, TN 37027, Attention: Investor Relations.

Participants in the Solicitation

Delek US, Alon Partners and their respective directors and executive officers may be deemed to be participants in the solicitation of consents in favor of the merger from the public unitholders of Alon Partners. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the consent statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.